November 28, 2023

VIA ELECTRONIC FILING

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Denali Structured Return Strategy Fund

Ladies and Gentlemen:

On behalf of Denali Structured Return Strategy Fund (the "Registrant" or "Fund"), we hereby electronically file, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") and the Securities Act of 1933, as amended (the "1933 Act"), the Registrant's Registration Statement on Form N-2 under the 1940 Act and 1933 Act.

The Fund's N-2 is substantially similar to that of the Niagara Income Opportunities Fund (811-23902, 333-274697,) which was recently reviewed by Mr. Jeffrey Foor.  The Fund's N-2 includes information suggested by Mr. Foor as a result of his review of the Niagara Income Opportunities Fund.  The Fund's investment strategy mirrors that of the Niagara Income Opportunities Fund, but also includes a call spread option strategy.

If you have any questions concerning this filing, please contact the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport
Senior Counsel
Thompson Hine LLP